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                             December 3, 2020

       Elad Sharon
       Chief Executive Officer
       Cognyte Software Ltd.
       33 Maskit
       Herzliya Pituach
       4673333, Israel

                                                        Re: Cognyte Software
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted November
18, 2020
                                                            CIK: 0001824814

       Dear Mr. Sharon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form 20-F

       Summary
       Reasons for the Spin-Off, page 2

   1. To the extent material to an understanding of the reasons for the spin-off, please disclose how the proposed
spin-off will facilitate investment in Verint and how that will impact the shareholders of
Cognyte. Discuss any contingencies or conditions to the spin-off relating to the Apax investment
or any contingencies or conditions to the Apax investment relating to the spin-off.
 Elad Sharon
FirstName LastNameElad   Sharon
Cognyte Software  Ltd.
Comapany3,
December  NameCognyte
             2020        Software Ltd.
December
Page 2    3, 2020 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Professional Service and Other Revenue, page 76

2. You identify three reasons for the $17 million (37%) decline in professional service and other revenue. Please separately quantify the impact of each of those reasons and address the extent to which you expect these trends to continue in future periods. Please refer to
         Items 5.A and 5.D of Form 20-F.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Randi Lesnick